REVIEW OF OPERATIONS
Six months
ended
31 December
2019
Six months
ended
31 December
2018
%
change
1
Gold production
kg
3 037
2 280
33
oz
97 642
73 304
33
Gold sold
kg
3 024
2 255
34
oz
97 224
72 500
34
Cash operating costs
R per kg
460 251
510 111
(10)
US$ per oz
975
1 118
(13)
All-in sustaining costs
R per kg
512 136
551 131
(7)
US$ per oz
1 085
1 208
(10)
Average gold price received
R per kg
697 125
554 760
26
US$ per oz
1 477
1 216
21
Operating proﬁt
R million
719.6
102.2
604
Operating margin
%
34.1
8.2
316
All-in sustaining costs margin
%
26.7
0.8
3 238
Headline earnings/(loss)
R million
332.7
(46.3)
819
SA cents per share (“cps”)
48.4
(7.2)
772
1
Percentage change is rounded to the nearest percent and is based on the amounts as presented, which are rounded to the nearest hundred thousand Rand
SHAREHOLDER INFORMATION
Issued capital
696 429 767 ordinary no par value shares (30 June 2019: 696 429 767)
9 474 920 treasury shares held within the Group (30 June 2019: 9 474 920)
5 000 000 cumulative preference shares (30 June 2019: 5 000 000)
Price of stock traded
JSE (R)
NYSE (US$)
1
• 6-month intra-day high
8.00
0.54
• 6-month intra-day low
3.94
0.27
• Close
7.50
0.51
1
This data represents per share data and not American Depository Receipt
(“ADR”) data: one ADR reﬂects 10 ordinary shares
Market capitalisation
Rm
US$m
As at 31 December 2019
5 223
357
As at 30 June 2019
2 988
212
Rounding of ﬁgures may result in computational discrepancies
CONDENSED CONSOLIDATED UNAUDITED
INTERIM RESULTS
for the six months ended 31 December 2019 and dividend declaration
Gold production up
33% to
3 037kg
Operating proﬁt up
604% to
R719.6 million
All-in sustaining
costs margin of
26.7%
Interim dividend
25 SA cps
Headline earnings
R332.7 million
FWGR achieved full
throughput capacity
HIGHLIGHTS
DRDGOLD Limited
(Incorporated in the Republic of South Africa)
Registration No.1895/000926/06
JSE share code: DRD
NYSE trading symbol: DRD
ISIN: ZAE 000058723
(“DRDGOLD” or the “Company” or the “Group”)
RESULTS
The condensed consolidated interim unaudited ﬁnancial statements of
DRDGOLD for the six months ended 31 December 2019 are available on
DRDGOLD’s website as well as at the Company’s registered ofﬁce.
FORWARD LOOKING STATEMENTS
Many factors could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, a drop in the gold price, a sustained strengthening of the Rand against the Dollar, regulatory developments adverse to DRDGOLD or difﬁculties in maintaining necessary licenses or other governmental approvals, changes in DRDGOLD’s competitive position, changes in business strategy, any major disruption in production at key facilities or adverse changes in foreign exchange rates and various other factors.
These risks include, without limitation, those described in the section entitled “Risk Factors”
included in our annual report for the ﬁscal year ended 30 June 2019, which we ﬁled with the
United States Securities and Exchange Commission on 31 October 2019 on Form 20-F. You
should not place undue reliance on these forward-looking statements, which speak only as of the date thereof. We do not undertake any obligation to publicly update or revise these forward-looking statements to reﬂect events or circumstances after the date of this report or to the occurrence of unanticipated events. Any forward-looking statements and ﬁnancial information included in this announcement have not been reviewed and reported on by
DRDGOLD’s auditors.
DIRECTORS
#
( Independent)
(^Lead Independent)   (*British)
Executive directors
DJ Pretorius (Chief Executive Ofﬁcer)
AJ Davel (Chief Financial Ofﬁcer)
Non-executive directors
GC Campbell*
#
(Non-executive Chairman)
EA Jeneker
#
^
JA Holtzhausen
#
TVBN Mnyango
#
JJ Nel
#
P Lebina
#
Company Secretary
R Masemene
(resigned 30 September 2019)
E Beukes (appointed 1 October 2019)
Sponsor
One Capital
FOR FURTHER INFORMATION
Tel:
(+27) (0) 11 470 2600
Fax:
(+27) (0) 11 470 2618
Website:
www.drdgold.com
Registered address:
1 Sixty Jan Smuts Building
2nd Floor – North Tower
160 Jan Smuts Avenue
Rosebank, 2196
South Africa
Registered postal address:
PO Box 390
Maraisburg,
1700, South Africa

DEAR SHAREHOLDER
SIX MONTHS ENDED 31 DECEMBER 2019
VS SIX MONTHS ENDED 31 DECEMBER 2018
OVERVIEW
We are pleased to report a signiﬁcant improvement in performance for the ﬁrst six months of FY2020. Comparisons are drawn below with the ﬁrst six months of
FY2019, but by way of general comment, gold production was markedly higher, owing to a combination of steady performance from Ergo and of Far West Gold
Recoveries (“FWGR”) reaching planned throughput. This, together with a very healthy increase in the average Rand gold price, delivered a substantial rise in both revenue and proﬁt, notwithstanding a rise in costs.
Highlights for the period included:
•
Sibanye Gold Limited trading as Sibanye-Stillwater (“Sibanye-Stillwater”)
exercising its option to acquire an additional 12.1% interest in DRDGOLD, representing the single largest investment ever made by an individual shareholder in the capital of the company; and
•
FWGR achieving planned throughput for Phase 1 of 500 000tpm.
These operating numbers were achieved despite yet another load shedding.
The load curtailment agreement we have with Eskom meant that we managed to keep operations going, but volume throughput was nonetheless affected, especially at Ergo. The production results, notwithstanding the aforementioned disruptions, bear testimony to the resilience that our operating team has managed to engineer into the make-up of the operations in the face of these challenges.
It was with great sadness that we reported the murder of a senior, longserving security ofﬁcial, Bart Coetzee, in an armed robbery at Ergo on 21 October 2019.
We are determined to prevent similar incidents and to bring the perpetrators to justice. DRDGOLD is engaging directly, and through the Minerals Council South
Africa, with the South African Police Services, the prosecuting authorities and the
Department of Mineral Resources to intervene to address the spate of armed robberies on gold mines.
OPERATIONAL REVIEW
Group gold production increased by 33% to 3 037kg, reﬂecting a 16%
improvement in Group throughput to 14.0Mt. The Group’s average yield was
14% higher at 0.217g/t as FWGR achieved stable production.
Gold production at Ergo was 2% higher at 2 274kg on the back of an 11%
improvement in average yield to 0.209g/t, reﬂecting the introduction of higher-
grade sand to the Ergo plant.
Ergo’s volume throughput was 8% lower at 10.9Mt, a consequence primarily of the anticipated and previously reported depletion of higher grade sand and thus of a decrease in the volume of this material reporting to the Knights plant.
FWGR produced 763kg of gold, with 3.1Mt ore milled at an average yield of 0.248g/t.
Group cash operating unit costs were 10% lower at R460 251/kg, reﬂecting
FWGR’s substantially lower cash operating unit costs of R224 059/kg. Ergo’s cash operating unit costs rose by 7% to R537 325/kg due mainly to the cost of trucking sand to the Ergo plant for retreatment.
Group all-in sustaining costs (“AISC”) were 7% lower at R512 136/kg. While
Ergo’s AISC increased by 9% to R570 877/kg, this was offset by FWGR’s lower
AISC of R260 349/kg.
FINANCIAL REVIEW
Group revenue increased by 69% to R2 111.4 million due to higher gold production and gold sold, together with a 26% increase in the average Rand gold price received to R697 125/kg.
In spite of an 18% increase in Group total cash operating costs to R1 377.3 million, largely as a result of the inclusion of a full six months of FWGR’s cash operating costs, Group operating proﬁt was 604% higher at R719.6 million.
Headline earnings of R332.7 million (48.4 SA cents per share) were reported compared with a headline loss of R46.3 million (7.2 SA cents per share) in the previous period.
SUSTAINABLE DEVELOPMENT
The Group’s total spend on environmental rehabilitation was R21.8 million –
R19.3 million at Ergo and R2.5 million at FWGR. Environmental expenditure at
Ergo reﬂects the cost of rehabilitating 12 hectares and 19 hectares respectively at the Crown Complex and Brakpan/Withok Tailings Storage Facility.
The number of dust exceedances improved in the six months to 31 December
2019, to six (0.71% of total number of measurements) compared with seven in the previous period (1.0% of total number of measurements). Some 843 samples were analysed in the six months to 31 December 2019 compared with 700 samples in the previous period.
Group usage of externally sourced potable water was 17% higher at 1 394Ml, reﬂecting mainly the consumption of 97Ml by FWGR. Ergo’s consumption of externally sourced potable water was 9% higher at 1 297Ml. More potable water was required to supplement the industrial water feeding into the City Deep plant.
DIVIDEND
DRDGOLD has historically returned excess cash to its shareholders.
In line with our strategy to grow the business, the Group will enter a new phase of pursuing high growth projects which will require speciﬁc amounts of capital expenditure. These potential future projects include Phase 2 of FWGR and the expansion of the Brakpan/Withok Tailings Storage Facility at Ergo. DRDGOLD
believes that it is appropriate to retain some of the cash generated by its operations and apply this retained cash towards the capital expenditure that will be required by these potential future projects.
The DRDGOLD board of directors (“Board”) has declared an interim cash dividend of 25 South African (“SA”) cents per ordinary share for the six months ended
31 December 2019 as follows:
• the dividend has been declared out of income reserves;
• the local Dividend Withholding Tax rate is 20% (twenty per cent);
• the gross local dividend amount is 25 SA cents per ordinary share for shareholders exempt from Dividend Withholding Tax;
• the net local dividend amount is 20 SA cents per ordinary share for shareholders liable to pay Dividend Withholding Tax;
• DRDGOLD currently has 864 588 711 ordinary shares in issue (which includes
  9 474 920 treasury shares); and
• DRDGOLD’s income tax reference number is 9160/013/60/4.
In compliance with the requirements of Strate Proprietary Limited (“Strate”) and the JSE Limited Listings Requirements, given the Company’s primary listing on the Johannesburg Stock Exchange (“JSE”), the salient dates for payment of the dividend are as follows:
• last date to trade ordinary shares cum-dividend: Tuesday, 3 March 2020;
• ordinary shares trade ex-dividend: Wednesday, 4 March 2020;
• record date: Friday, 6 March 2020; and
• payment date: Monday, 9 March 2020.
On payment date, dividends due to holders of certiﬁcated securities on the SA share register will either be electronically transferred to such shareholders’ bank accounts or, in the absence of suitable mandates, dividends will be held in escrow by the Company until suitable mandates are received.
Dividends in respect of dematerialised shareholdings will be credited to such shareholders’ accounts with the relevant Central Securities Depository Participant
(CSDP) or broker.
To comply with the further requirements of Strate, between Wednesday, 4 March
2020 and Friday, 6 March 2020, both days inclusive, no transfers between the
SA share register and any other share register will be permitted and no ordinary shares pertaining to the SA share register may be dematerialised or rematerialised.
The currency conversion date for the Australian and United Kingdom share registers will be Monday, 9 March 2020.
To holders of American Depositary Receipts (“ADRs”):
• each ADR represents 10 ordinary shares;
• ADRs trade ex-dividend on the New York Stock Exchange NYSE: Thursday,
5 March 2020;
• record date: Friday, 6 March 2020;
•
approximate date of currency conversion: Monday, 9 March 2020; and
• approximate payment date of dividend: Thursday, 19 March 2020.
Assuming an exchange rate of R15.00/$1, the dividend payable on an ADRs is equivalent to 14 United States (“US”) cents for shareholders liable to pay dividend withholding tax. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion.
LOOKING AHEAD
For the remainder of FY2020 we look forward to building on the solid performance from both Ergo and FWGR, and to further enhance our resilience to poor service delivery and crime. We are on track to meet the upper range of our FY2020 guidance for the Group as a whole and we will work hard to keep up the momentum.

CONDENSED CONSOLIDATED INTERIM
STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
Notes
Six months
ended
31 Dec 2019
Rm
Unaudited
Six months
ended
30 Dec 2018
Rm
Unaudited
Revenue
2 111.4
1 252.5
Cost of sales
(1 544.2)
(1 248.7)
Gross proﬁt from operating activities
567.2
3.8
Other income
0.2
0.1
Administration expenses and other costs 2
(85.1)
(44.3)
Results from operating activities
482.3
(40.4)
Finance income
34.4
28.2
Finance expenses
(32.2)
(37.1)
Proﬁt/(loss) before tax
484.5
(49.3)
Income tax
(151.6)
3.1
Proﬁt/(loss) for the period
332.9
(46.2)
Other comprehensive income
Items that will not be reclassiﬁed to
proﬁt or loss, net of tax
Net fair value adjustment on equity
investments at fair value through other
comprehensive income
0.8
(3.9)
Total other comprehensive income
for the period
0.8
(3.9)
Total comprehensive income
for the period
333.7
(50.1)
Basic earnings per share
1
3
48.5
(7.2)
Diluted basic earnings per share
1
3
47.2
(7.2)
1
All per share ﬁnancial information is presented in South African cents per share
(cps) and is rounded to the nearest one decimal point based on the results as presented, which are rounded to the nearest million rand
CONDENSED CONSOLIDATED INTERIM
STATEMENT OF FINANCIAL POSITION
Notes
As at
31 Dec 2019
Rm
Unaudited
As at
30 Jun 2019
Rm
Audited
As at
31 Dec 2018
Rm
Unaudited
Assets
Non-current assets
3 393.3
3 403.9 3 587.5
Property, plant and equipment
2 738.0
2 775.3 2 928.6
Investments in rehabilitation
obligation funds
607.5
587.5 622.2
Other assets
38.5
31.1 31.0
Deferred tax assets
9.3
10.0 5.7
Current assets
972.3
656.1 590.9
Inventories
306.2
304.6 279.6
Tax receivables
–
4.1 –
Trade and other receivables
122.7
67.9 101.9
Cash and cash equivalents
543.4
279.5 209.4
Total assets
4 365.6
4 060.0 4 178.4
Equity and liabilities
Equity
2 884.9
2 688.6 2 566.2
Non-current liabilities
1 018.1
913.2 1 174.3
Provision for environmental
rehabilitation
695.7
682.6 819.4
Deferred tax liability
270.1
193.2 154.4
Borrowings
–
– 173.3
Employee beneﬁts
9.2
37.4 27.2
Lease liabilities
43.1
– –
Current liabilities
462.6
458.2 437.9
Trade and other payables
380.6
419.2 404.4
Employee beneﬁts 2
55.5
22.6 14.5
Lease liabilities
8.9
11.0 12.9
Current tax liability
17.6
5.4 6.1
Total liabilities
1 480.7
1 371.4 1 612.2
Total equity and liabilities
4 365.6
4 060.0 4 178.4
CONDENSED CONSOLIDATED INTERIM
STATEMENT OF CHANGES IN EQUITY
Six months
ended
31 Dec 2019
Rm
Unaudited
Six months
ended
31 Dec 2018
Rm
Unaudited
Balance at the beginning of the period
2 688.6
1 267.3
Total comprehensive income
Proﬁt/(loss) for the period
332.9
(46.2)
Other comprehensive income
0.8
(3.9)
Transactions with the owners of the parent
Equity instruments issued as purchase
consideration for the FWGR acquisition
–
1 349.3
Share issue expenses
–
(0.3)
Dividends paid to ordinary shareholders
(137.4)
–
Balance at the end of the period
2 884.9
2 566.2
These condensed consolidated interim ﬁnancial statements for the six months ended
31 December 2019 have not been audited or reviewed by DRDGOLD’s auditors and have been prepared under the supervision of DRDGOLD’s Chief Financial Ofﬁcer, Mr AJ Davel
CA(SA). The condensed consolidated interim ﬁnancial statements were authorised for issue by the directors on 6 February 2020
The work we have put in over the years in terms of social and natural value-add now stand us in good stead in developing our narrative in terms of the heightened awareness of ESG. We want to be increasingly associated with remediation and rolling back the environmental legacy of mining on the Witwatersrand.
In terms of developing the potential of the business, we are moving full steam ahead on the studies required to realise Phase 2 of FWGR and it is our intention to also ‘start the conversation’ on our moving into the reprocessing of platinum group metals (PGM) dumps.
Niël Pretorius
Chief Executive Ofﬁcer
12 February 2020
The accompanying notes are an integral part of the condensed consolidated interim ﬁnancial statements

NOTES TO THE CONDENSED CONSOLIDATED INTERIM
FINANCIAL STATEMENTS
1. BASIS OF PREPARATION
The condensed consolidated interim unaudited ﬁnancial statements are prepared in accordance with the requirements of the JSE Limited Listings Requirements
(“Listings Requirements”) for interim reports and the requirements of the
Companies Act of South Africa.
The Listings Requirements require interim reports to be prepared in accordance with and containing the information required by IAS 34: Interim Financial
Reporting, as well as the SAICA Financial Reporting Guides as issued by the
Accounting Practices Committee and Financial Pronouncements as issued by
Financial Reporting Standards Council.
The accounting policies applied in the preparation of the condensed consolidated interim ﬁnancial statements are in terms of International Financial Reporting
Standards (“IFRS”) and are consistent with those applied in the previous consolidated annual ﬁnancial statements except for the adoption of IFRS 16
Leases (“IFRS 16”), with effect from 1 July 2019.
IFRS 16 Leases
The Group adopted IFRS 16 on 1 July 2019, using the modiﬁed retrospective method. The Group recognised an additional R30.9 million of right of use assets
(property, plant and equipment in nature) and corresponding lease liabilities of the same amount. The nature of the leases include:
•
property rentals;
•
vehicle rentals; and
•
equipment hire.
The equipment hire includes the rental of an electricity generator which was previously classiﬁed as a ﬁnance lease under IAS 17 Leases (“IAS 17”). The Group used the practical expedient to measure the right of use asset under IFRS 16 at the previous carrying amount under IAS 17 and the lease liability at the previous carrying amount under IAS 17.
The Group applied the following judgements and practical expedients:
•
leases for which the underlying asset is of low value;
•
short term leases;
•
where a lease contains a termination option, exercisable at DRDGOLD’s discretion, and the termination option will not be exercised, after considering the nature of the asset and the practicality of purchasing the asset or leasing it from an alternative supplier on a lease by lease basis;
•
where a lease is on a month to month basis, the lease term is limited to one month’s enforceable period, therefore that lease is excluded from the lease population;
•
where a contract includes a renewal clause, management has concluded that the lease will be renewed for a period calculated based on historical renewal behaviour, considering the strategic nature of that asset;
•
determination of right of use asset at the same amount as the lease liability.
Therefore, there has been no impact on retained earnings at adoption date; and
•
to use the group’s incremental borrowing rate in discounting the future payments. The weighted average discount rate applied was 10.31% per annum.
Key judgements applied in determining the impact of adoption of IFRS16 included assessing whether an arrangement contains a lease and determining the discount rate.
CONDENSED CONSOLIDATED INTERIM
STATEMENT OF CASH FLOWS
Notes
Six months
ended
31 Dec 2019
Rm
Unaudited
Six months
ended
31 Dec 2018
Rm
Unaudited
Net cash inﬂow/(outﬂow) from
operating activities
452.9
(5.2)
Cash generated by/(applied to) operations
500.4
(11.6)
Interest received
13.1
9.4
Interest paid
(3.0)
(1.8)
Income tax paid
(57.6)
(1.2)
Net cash outﬂow from investing activities
(46.3)
(255.8)
Acquisition of property, plant and
equipment
(37.3)
(247.1)
Proceeds on disposal of property,
plant and equipment
0.2
0.1
Environmental rehabilitation payments to
reduce decommissioning liabilities
(9.2)
(8.8)
Net cash (outﬂow)/inﬂow from
ﬁnancing activities
(142.7)
168.3
Borrowings raised
–
174.0
Initial fees incurred on borrowings
–
(3.6)
Repayment of lease liabilities
(5.9)
(1.8)
Share issue expenses
–
(0.3)
Dividends paid on ordinary share capital
(136.8)
–
Increase/(decrease) in cash and
cash equivalents
263.9
(92.7)
Opening cash and cash equivalents
279.5
302.1
Closing cash and cash equivalents
543.4
209.4
Reconciliation of cash generated
by/(applied to) operations
Proﬁt/(loss) before tax
484.5
(49.3)
Depreciation
127.9
69.3
Movement in gold in process
14.5
(18.5)
Environmental rehabilitation payments to
reduce restoration liabilities
(3.8)
(5.7)
Gain on disposal of property, plant and
equipment
(0.2)
(0.1)
Share-based payment expense
2
45.9
3.2
Finance income
(34.4)
(28.2)
Finance expenses
32.2
37.1
Other non-cash items
4.7
10.9
Working capital changes
(170.9)
(30.3)
Change in trade and other receivables
(60.0)
(11.3)
Change in payments made under protest
(6.4)
(6.8)
Change in inventories
(16.1)
(13.9)
Change in trade and other payables and
employee beneﬁts
(88.4)
1.7
Cash generated by/(applied to) operations
500.4
(11.6)
The accompanying notes are an integral part of the condensed consolidated
ﬁnancial statements

4. FINANCIAL RISK MANAGEMENT FRAMEWORK
Commodity price sensitivity
The Group’s proﬁtability and cash ﬂows are primarily affected by changes in the market price of gold which is sold in US Dollars and then converted to Rand. In line with our long-term strategy of being an unhedged gold producer, we generally do not enter into forward gold sales contracts to reduce our exposure to market
ﬂuctuations in the US Dollar gold price or the exchange rate movements. However, during periods when medium-term debt is incurred to fund growth projects and hence introduce liquidity risk to the Group, we may mitigate this liquidity risk by entering into facilities to achieve price protection.
5. FAIR VALUES
The Group’s assets that are measured at fair value at reporting date consist of equity instruments at fair value through other comprehensive income and are included in other assets on the statement of ﬁnancial position. Of this line item, R4.2 million (30 June 2019: R3.3 million) relates to fair value hierarchy level 1 instruments and R0.2 million (30 June 2019: R0.2 million) relates to fair value hierarchy level 3 instruments.
6. SUBSEQUENT EVENTS
There were no subsequent events between the reporting date of 31 December
2019 and the date of issue of these condensed consolidated interim ﬁnancial statements other than included in the notes above and described below:
Exercise of the option by Sibanye-Stillwater
Pursuant to the acquisition by DRDGOLD of selected surface processing plants and tailings assets from Sibanye-Stillwater, on 8 January 2020, Sibanye-Stillwater
exercised the option granted to it to subscribe for such number of new ordinary shares in the share capital of DRDGOLD (“Shares”) for cash resulting in Sibanye-
Stillwater holding in aggregate 50.1% of all Shares in issue (including treasury shares) (“Option”).
Sibanye-Stillwater subscribed for 168 158 944 Shares (“Subscription Shares”)
at an aggregate subscription price of R1 085 590 116, on 22 January 2020. The
Subscription Shares were allotted and issued at a price of R6.46 per Share, being a
10% discount to the 30-day volume weighted average traded price of a Share on the day immediately prior to the date of exercise of the Option.
Dividend
On 12 February 2020, the Board declared an interim cash dividend for the six months ended 31 December 2019 of 25 SA cents per share, payable on 9 March
2020.
7. OPERATING SEGMENTS
The following summary describes the operations in the Group’s reportable operating segments:
•
Ergo is a surface gold retreatment operation which treats old slime dams and sand dumps to the south of Johannesburg’s central business district as well as the East and Central Rand goldﬁelds. The operation comprises three plants. The
Ergo and Knights plants operate as metallurgical plants and deposit residues on the Brakpan/Withok Tailings Storage Facility. The City Deep plant operates as a pump/milling station feeding the two metallurgical plants.
•
FWGR is a surface gold retreatment operation and treats old slime dams in the
West Rand goldﬁelds. The operation comprises the reconﬁgured Driefontein 2 plant and processes tailings from the Driefontein 5 slimes dam and deposits residues on the Driefontein 4 Tailings Storage Facility.
Corporate ofﬁce and other reconciling items (collectively referred to as “Other reconciling items
”) are taken into consideration in the strategic decision-making process of the chief operating decision maker and are therefore included in the disclosure here, even though they do not earn revenue. This includes taking into consideration the Group’s adjusted earnings before interest, tax, depreciation and amortisation (“EBITDA”) for the purpose of the covenants imposed by the
Company’s borrowings that was entered into to ﬁnance the development of Phase
1 of FWGR and working capital requirements of the Group.
1. BASIS OF PREPARATION
continued
The impact of the adoption of IFRS 16 on the Group’s interim ﬁnancial statements for the six months ended 31 December 2019 is as follows:
Unaudited
Rm
Unaudited
Operating lease commitments recognised as a lease liabilities on the statement of ﬁnancial position at 1 July 2019 (not
previously recognised)
37.6
Operating lease commitments were discounted to the lease
liabilities recognised using the weighted average incremental borrowing rate at 1 July 2019
(6.7)
Operating lease commitments recognised as lease liabilities
on the statement of ﬁnancial position at 1 July 2019 (not
previously recognised)
30.9
Finance lease liabilities previously recognised under IAS 17 at
30 June 2019
11.0
Total lease liabilities recognised at 1 July 2019
41.9
Six months
ended
31 Dec 2019
Rm
Unaudited
Six months
ended
31 Dec 2018
Rm
Unaudited
2. RESULTS FROM OPERATING ACTIVITIES
Increase in long term incentive scheme
(“LTI”) liability
The liability for employee beneﬁts consists
mainly of the LTI liability. The increase in the
share-based payment expense is mainly due to
the remeasurement of the LTI liability over the
vesting period and an increase in the seven-day
volume weighted average price (VWAP) of the
DRDGOLD share from R4.37 at 30 June 2019 to
R6.98 at 31 December 2019.
45.9
3.2
3. EARNINGS PER SHARE
Reconciliation of headline earnings
Proﬁt/(loss) for the period
332.9
(46.2)
Adjusted for:
Gain on disposal of property, plant and
equipment, net of tax
(0.2)
(0.1)
Headline earnings/(loss)
332.7
(46.3)
Weighted average number of ordinary shares in
issue adjusted for treasury shares
686 954 847
642 421 957
Diluted weighted average number of ordinary
shares adjusted for treasury shares
1
704 694 448
642 421 957
Basic earnings per share
2
48.5
(7.2)
Diluted basic earnings per share
2
47.2
(7.2)
Headline earnings per share
2
48.4
(7.2)
Diluted headline earnings per share
2
47.2
(7.2)
1
The Sibanye-Stillwater option was excluded from the diluted weighted average number of ordinary shares calculation as its effect would have been anti-dilutive for the 6 months ended 31 December 2018
2
All per share ﬁnancial information is presented in SA cents per share and is rounded to the nearest one decimal point based on the results which are rounded to the nearest million rand

Six months ended 31 Dec 2019
Unaudited
Six months ended 31 Dec 2018
Unaudited
Ergo
FWGR
Corporate
ofﬁce
and other
reconciling
items
Total
Ergo
FWGR
Corporate
ofﬁce
and other
reconciling
items Total
Rm
Rm
Rm
Rm
Rm Rm Rm Rm
Revenue (external)
1 589.6
521.8
–
2 111.4
1 233.0 19.5
–
1 252.5
Cash operating costs
(1 200.1)
(177.2)
–
(1 377.3)
(1 135.3) (33.5) – (1 168.8)
Movement in gold in process
(25.0)
10.5
–
(14.5)
15.3 3.2 – 18.5
Operating proﬁt
364.5
355.1
–
719.6
113.0 (10.8) – 102.2
Retrenchment costs
–
–
–
–
– (4.7) – (4.7)
Administration expenses and other costs
(28.3)
(4.1)
(52.7)
(85.1)
(10.7) (0.4) (33.2) (44.3)
Interest income
1
7.1
–
5.5
12.6
4.2 – 4.8 9.0
Interest expense
2
(2.8)
–
(1.6)
(4.4)
(1.4) – (0.8) (2.2)
Income tax
(71.3)
(2.6)
–
(73.9)
(1.8) (1.3) – (3.1)
Working proﬁt/(loss) before additions to
property, plant and equipment
269.2
348.4
(48.8)
568.8
103.3 (17.2) (29.2) 56.9
Additions to property, plant and equipment
(22.7)
(20.8)
(0.2)
(43.7)
(14.2) (305.4) (0.1) (319.7)
Working proﬁt/(loss) after additions to
property, plant and equipment
246.5
327.6
(49.0)
525.1
89.1 (322.6) (29.3) (262.8)
1
Interest income excludes the unwinding of
the Payments made under protest
2
Interest expense excludes the discount
recognised on the initial recognition of the
Payments made under protest
Reconciliation of proﬁt/(loss) for the period
to working proﬁt/(loss) before additions to
property, plant and equipment
Proﬁt/(loss) for the period
180.5
206.0
(53.6)
332.9
(15.3) (11.6) (19.3) (46.2)
Deferred tax
(7.5)
84.3
0.9
77.7
1.0 (10.2) 3.0 (6.2)
Other operating (costs)/income including care
andmaintenance costs
11.5
1.4
4.3
17.2
19.3 4.8 (10.9) 13.2
Ongoing rehabilitation expenditure
6.3
1.0
–
7.3
10.3 0.9 – 11.2
Discount recognised on payments made
underprotest including subsequent unwinding
(0.2) –
–
(0.2)
0.6 –
–
0.6
Unwinding of provision for environmental
rehabilitation
18.5
7.1
0.6
26.2
23.5 8.9 0.6 33.0
Growth in environmental rehabilitation trust
funds and reimbursive right
(5.8)
(13.0)
(1.2)
(20.0)
(5.0) (10.0) (2.9) (17.9)
Gain on disposal of property, plant and
equipment
(0.2)
–
–
(0.2)
(0.1) – – (0.1)
Depreciation
66.1
61.6
0.2
127.9
69.0 – 0.3 69.3
Working proﬁt/(loss) before additions to
property, plant and equipment
269.2
348.4
(48.8)
568.8
103.3 (17.2) (29.2) 56.9
Reconciliation of adjusted EBITDA
Proﬁt for the period
332.9
(46.2)
Income tax
151.6
(3.1)
Proﬁt before tax
484.5
(49.3)
Finance expense
32.2
37.1
Finance income
(34.4)
(28.2)
Results from operating activities
482.3
(40.4)
Depreciation
127.9
69.3
Share-based payment expense
(increase in Long-term Incentive liability)
45.9
3.2
Gain on disposal of property, plant and
equipment
(0.2)
(0.1)
Retrenchment costs
–
4.7
Adjusted EBITDA
1
655.9
36.7
1
Adjusted EBITDA may not be comparable to similarly titled measures of other companies. Adjusted EBITDA is not a measure of performance under IFRS and should be considered in addition to, and not as a substitute for, other measures of ﬁnancial performance and liquidity

Six months ended 31 Dec 2019
Six months ended 31 Dec 2018
Unaudited
Unaudited
Ergo
FWGR
Corporate
ofﬁce
and other
reconciling
items
Total
Ergo
FWGR
Corporate
ofﬁce
and other
reconciling
items Total
Rm
Rm
Rm
Rm
Rm Rm Rm Rm
OPERATIONAL PERFORMANCE
Ore milled (000t)
10 906
3 077
–
13 983
11 864 140 –
12 004
Yield (g/t)
0.209
0.248
–
0.217
0.188 0.314 – 0.190
Cash operating costs
(R/t)
110
58
–
99
96 239 – 97
(US$/t)
7
4
–
7
7 17 – 7
Gold produced (kg)
2 274
763
–
3 037
2 236 44 – 2 280
Gold sold (kg)
2 280
744
–
3 024
2 220 35 – 2 255
Reconciliation of All-in sustaining costs
(All amounts presented in R million unless
otherwise indicated)
Cash operating costs
(1 200.1)
(177.2)
–
(1 377.3)
(1 135.3) (33.5) – (1 168.8)
Movement in gold in process
(25.0)
10.5
–
(14.5)
15.3 3.2 – 18.5
Administration expenses and other costs
(sustaining)
(28.3)
(4.1)
(52.7)
(85.1)
(2.8) (0.4) (33.1) (36.3)
Other operating costs excluding care and
maintenance costs
(11.5)
(1.4)
–
(12.9)
(8.7) (0.8) – (9.5)
Unwinding of provision for environmental
rehabilitation
(18.5)
(7.1)
(0.6)
(26.2)
(23.5) (8.9) (0.6) (33.0)
Capital expenditure (sustaining)
(18.2)
(14.4)
(0.1)
(32.7)
(9.2) (4.3) (0.1) (13.6)
All-in sustaining costs
(1 301.6)
(193.7)
(53.4)
(1 548.7)
(1 164.2) (44.7) (33.8) (1 242.7)
Care and maintenance costs
–
–
(4.3)
(4.3)
– – (3.9) (3.9)
Ongoing rehabilitation expenditure
(6.3)
(1.0)
–
(7.3)
(10.3) (0.9) – (11.2)
Capital expenditure (non-sustaining)
(4.5)
(6.4)
–
(10.9)
(4.9) (301.1) – (306.0)
All-in costs
(1 312.4)
(201.1)
(57.7)
(1 571.2)
(1 179.4) (351.4) (37.7) (1 568.5)
Cash operating costs R/kg
537 325
224 059
–
460 251
504 505 865 714 – 510 111
Cash operating costs US$/oz
1 138
475
–
975
1 106 1 899 – 1 118
All-in sustaining costs
1
R/kg
570 877
260 349
–
512 136
524 459 1 277 143 – 551 131
All-in sustaining costs
1
US$/oz
1 210
552
–
1 085
1 150 2 799 – 1 208
All-in costs
1
R/kg
575 614
270 296
–
519 577
531 306 10 040 000 – 695 610
All-in costs
1
US$/oz
1 259
591
–
1 136
1 202 22 713 – 1 574
1
All-in sustaining costs and All-in cost deﬁnitions are based on the guidance note on non-GAAP Metrics issued by the World Gold Council on 27 June 2013
There have been no material changes to the technical information relating to, inter alia, the Group’s Mineral Reserves and Mineral Resources, legal title to its mining and prospecting rights and legal proceedings relating to its mining and exploration activities as disclosed in DRDGOLD’s annual report for the year ended 30 June 2019.
The technical information referred to in this report has been reviewed by Messrs Mpfariseni Mudau (SACNASP) and Dr Steven Rupprecht (SAIMM) and Vaughn Duke
(ECSA). All are independent contractors of DRDGOLD. They approved this information in writing before the publication of the report.